 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q2 2017 Results

Item 1

ICL

Where needs take us

Consolidated Financial Statements (Unaudited)

As at June 30, 2017

In Millions of U.S. Dollars

Condensed Consolidated Statements of Financial Position as at (Unaudited)

	June 30, 2017	June 30, 2016	December 31, 2016
	$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	79	158	87
Short-term investments and deposits	66	84	29
Trade receivables	930	980	966
Inventories	1,276	1,361	1,267
Assets held for sale	122	10	-
Other receivables	227	314	222
Total current assets	2,700	2,907	2,571

Non-current assets
Investments in equity-accounted investees	31	154	153
Financial assets available for sale	208	255	253
Deferred tax assets	148	150	150
Property, plant and equipment	4,419	4,294	4,309
Intangible assets	844	1,265	824
Other non-current assets	362	298	292
Total non-current assets	6,012	6,416	5,981

Total assets	8,712	9,323	8,552

Current liabilities
Short-term credit	782	495	588
Trade payables	717	753	644
Provisions	81	48	83
Other current liabilities	605	615	708
Total current liabilities	2,185	1,911	2,023

Non-current liabilities
Long-term debt and debentures	2,663	3,187	2,796
Deferred tax liabilities	302	265	303
Long-term employee provisions	639	582	576
Provisions	179	128	185
Other non-current liabilities	10	45	10
Total non-current liabilities	3,793	4,207	3,870

Total liabilities	5,978	6,118	5,893

Equity
Total shareholders’ equity	2,656	3,077	2,574
Non-controlling interests	78	128	85
Total equity	2,734	3,205	2,659

Total liabilities and equity	8,712	9,323	8,552

The accompanying notes are an integral part of these condensed consolidated financial statements.

1 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Income (Unaudited)

(in millions except per share data)

	For the three-month period ended		For the six-month period ended		For the year ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	December 31, 2016
	$ millions	$ millions	$ millions	$ millions	$ millions
Sales	1,322	1,377	2,617	2,642	5,363
Cost of sales	907	960	1,844	1,859	3,703

Gross profit	415	417	773	783	1,660

Selling, transport and marketing expenses	183	179	363	334	722
General and administrative expenses	65	81	131	161	321
Research and development expenses	13	19	28	36	73
Other expenses	17	16	17	26	618
Other income	(7)	(27)	(26)	(30)	(71)

Operating income (loss)	144	149	260	256	(3)

Finance expenses	82	57	174	80	157
Finance income	(33)	(17)	(111)	(12)	(25)

Finance expenses, net	49	40	63	68	132

Share in earnings of equity-accounted investees	1	7	2	9	18

Income (loss) before income taxes	96	116	199	197	(117)

Income taxes	41	5	83	27	55

Net income (loss)	55	111	116	170	(172)

Net loss attributable to the non-controlling interests	(2)	(9)	(9)	(16)	(50)

Net income (loss) attributable to the shareholders of the Company	57	120	125	186	(122)

Earnings (loss) per share attributable to the shareholders of the Company:

Basic earnings (loss) per share (in cents)	4.48	9.00	9.78	15.00	(10.00)

Diluted earnings (loss) per share (in cents)	4.48	9.00	9.78	15.00	(10.00)

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,274,666	1,272,949	1,274,432	1,272,949	1,273,295

Diluted (in thousands)	1,275,175	1,273,812	1,274,957	1,273,790	1,273,295

The accompanying notes are an integral part of these condensed consolidated financial statements.

2 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the three-month period ended		For the six-month period ended		For the year ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	December 31, 2016
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income (loss)	55	111	116	170	(172)

Components of other comprehensive income that will be reclassified subsequently to net income (loss)
Currency translation differences	60	(48)	90	-	(90)
Changes in fair value of derivatives designated as a cash flow hedge	-	-	-	(1)	(1)
Changes in fair value of financial assets available for sale	(36)	(5)	(51)	8	17
Tax income (expense) tax relating to items that will be reclassified subsequently to net income (loss)	1	1	5	(2)	(5)
Total	25	(52)	44	5	(79)

Components of other comprehensive income that will not be reclassified to net income (loss)
Actuarial losses from defined benefit plan	(5)	(27)	(9)	(46)	(48)
Income tax relating to items that will not be reclassified to net income (loss)	1	3	2	9	8
Total	(4)	(24)	(7)	(37)	(40)

Total comprehensive income (loss)	76	35	153	138	(291)

Comprehensive loss attributable to the non-controlling interests	-	(13)	(7)	(20)	(59)

Comprehensive income (loss) attributable to the shareholders of the Company	76	48	160	158	(232)

The accompanying notes are an integral part of these condensed consolidated financial statements.

3 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the three-month period ended		For the six-month period ended		For the year ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	December 31, 2016
	$ millions	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income (loss)	55	111	116	170	(172)
Adjustments for:
Depreciation and amortization	95	99	189	198	406
Revaluation of balances from financial institutions and interest expenses, net	41	12	98	41	76
Share in earnings of equity-accounted investees, net	(1)	(7)	(2)	(9)	(18)
Other capital losses (gains), net	(6)	1	(15)	2	433
Share-based compensation	9	3	11	8	15
Deferred tax expenses (income)	(6)	(49)	7	(54)	(2)
	187	170	404	356	738

Change in inventories	(4)	57	24	-	70
Change in trade and other receivables	79	(63)	56	51	150
Change in trade and other payables	(70)	51	(102)	15	(90)
Change in provisions and employee benefits	7	23	12	38	98
Net change in operating assets and liabilities	12	68	(10)	104	228

Net cash provided by operating activities	199	238	394	460	966

Cash flows from investing activities
Investments in shares and proceeds from deposits, net	(28)	2	(38)	(247)	(198)
Purchases of property, plant and equipment and intangible assets	(113)	(154)	(219)	(341)	(632)
Proceeds from divestiture of subsidiaries	6	-	6	17	17
Dividends from equity-accounted investees	-	1	3	4	12
Other	-	3	12	(1)	1
Net cash used in investing activities	(135)	(148)	(236)	(568)	(800)

Cash flows from financing activities
Dividend paid to the Company's shareholders	(89)	(102)	(149)	(102)	(162)
Receipt of long-term debt	225	625	645	1,025	1,278
Repayment of long-term debt	(350)	(484)	(775)	(734)	(1,365)
Short-term credit from banks and others, net	152	(91)	116	(84)	14
Other	-	-	-	-	(4)
Net cash provided by (used in) financing activities	(62)	(52)	(163)	105	(239)

Net change in cash and cash equivalents	2	38	(5)	(3)	(73)
Cash and cash equivalents as at beginning of the period	81	123	87	161	161
Net effect of currency translation on cash and cash equivalents	(4)	(3)	(3)	-	(1)
Cash and cash equivalents as at the end of the period	79	158	79	158	87

Additional Information

	For the three-month period ended		For the six-month period ended		For the year ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	December 31, 2016
	$ millions	$ millions	$ millions	$ millions	$ millions
Income taxes paid, net of tax refunds	17	16	38	52	84
Interest paid	34	37	55	53	112

The accompanying notes are an integral part of these condensed consolidated financial statements.

4 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity
			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders'
	capital	premium	adjustments	reserves	at cost	earnings	equity
	$ millions
For the three-month period ended June 30, 2017
Balance as at April 1, 2017	544	174	(451)	70	(260)	2,526	2,603	78	2,681

Share-based compensation	-	-	-	9	-	-	9	-	9
Dividends	-	-	-	-	-	(32)	(32)	-	(32)
Comprehensive income	-	-	58	(35)	-	53	76	-	76

Balance as at June 30, 2017	544	174	(393)	44	(260)	2,547	2,656	78	2,734

The accompanying notes are an integral part of these condensed consolidated financial statements.

5 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity
			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders'
	capital	premium	adjustments	reserves	at cost	earnings	equity
	$ millions
For the three-month period ended June 30, 2016

Balance as at April 1, 2016	544	150	(352)	91	(260)	2,888	3,061	153	3,214

Share-based compensation	-	-	-	3	-	-	3	-	3
Dividends	-	-	-	-	-	(35)	(35)	-	(35)
Non-controlling interests in business combinations from prior periods	-	-	-	-	-	-	-	(12)	(12)
Comprehensive income (loss)	-	-	(44)	(4)	-	96	48	(13)	35

Balance as at June 30, 2016	544	150	(396)	90	(260)	2,949	3,077	128	3,205

The accompanying notes are an integral part of these condensed consolidated financial statements.

6 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity
			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders'
	capital	premium	adjustments	reserves	at cost	earnings	equity
	$ millions
For the six-month period ended June 30, 2017
Balance as at January 1, 2017	544	174	(481)	79	(260)	2,518	2,574	85	2,659

Share-based compensation	-	-	-	11	-	-	11	-	11
Dividends	-	-	-	-	-	(89)	(89)	-	(89)
Comprehensive income (loss)	-	-	88	(46)	-	118	160	(7)	153

Balance as at June 30, 2017	544	174	(393)	44	(260)	2,547	2,656	78	2,734

The accompanying notes are an integral part of these condensed consolidated financial statements.

7 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity
			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders'
	capital	premium	adjustments	reserves	at cost	earnings	equity
	$ millions
For the six-month period ended June 30, 2016

Balance as at January 1, 2016	544	149	(400)	93	(260)	2,902	3,028	160	3,188

Share-based compensation	-	1	-	7	-	-	8	-	8
Dividends	-	-	-	-	-	(102)	(102)	-	(102)
Changes in equity of equity-accounted investees	-	-	-	(15)	-	-	(15)	-	(15)
Non-controlling interests in business combinations from prior periods	-	-	-	-	-	-	-	(12)	(12)
Comprehensive income (loss)	-	-	4	5	-	149	158	(20)	138

Balance as at June 30, 2016	544	150	(396)	90	(260)	2,949	3,077	128	3,205

The accompanying notes are an integral part of these condensed consolidated financial statements.

8 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity
			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders'
	capital	premium	adjustments	reserves	at cost	earnings	equity
	$ millions
For the year ended December 31, 2016
Balance as at January 1, 2016	544	149	(400)	93	(260)	2,902	3,028	160	3,188

Share-based compensation	- *	25	-	(10)	-	-	15	-	15
Dividends	-	-	-	-	-	(222)	(222)	(4)	(226)
Changes in equity of equity-accounted investees	-	-	-	(15)	-	-	(15)	-	(15)
Non-controlling interests in business combinations from prior periods	-	-	-	-	-	-	-	(12)	(12)
Comprehensive loss	-	-	(81)	11	-	(162)	(232)	(59)	(291)

Balance as at December 31, 2016	544	174	(481)	79	(260)	2,518	2,574	85	2,659

* Less than $1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

9 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2017 (Unaudited)

Note 1 – The Reporting Entity

Israel Chemicals Ltd. (hereinafter – the Company or ICL), is a leading global specialty minerals group that operates a unique, integrated business model.

ICL is a global manufacturer of products based on specialty minerals that fulfill humanity’s essential needs in three primary markets: agriculture, food and engineered materials, by utilizing a unique, integrated business model.

The agricultural products produced by ICL help to feed the world’s growing population. The potash and phosphates ICL mines and manufactures are used as ingredients in fertilizers and serve as an essential component in the pharmaceutical and food additives industries. ICL’s bromine-based and phosphorous-based applications allow the safe and widespread use of a variety of products and materials, help to create energy that is more efficient and environmentally friendly and prevent the spread of forest fires. The food additives that ICL produces enable greater access to more varied and higher quality food.

ICL is a company domiciled and incorporated in Israel, the shares of which are traded on the Tel-Aviv Stock Exchange in Israel and on the New York Stock Exchange (“NYSE”) in the United States. The Company’s main shareholder is Israel Corporation Ltd.

Note 2 – Significant Accounting Policies

Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F as at and for the year ended December 31, 2016 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

10 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2017 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments:

ICL is a leading global specialty minerals company that operates a unique integrated business model. The Company operates via two segments: the Essential Minerals Segment and the Specialty Solutions Segment, which constitute the Company’s strategic business segments.

Essential Minerals Segment – This segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate and, since January 2017, also ICL Specialty Fertilizers. The comparative data has been restated in order to reflect the change. The segment targets the Agro market and focuses on efficiency, process innovation and operational excellence, in order to improve the competitive position.

ICL Potash & Magnesium – ICL Potash & Magnesium extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash & Magnesium processes the potash into its types and markets it globally and also carries on other intercompany operations not solely related to the potash activities. The Company also mines and produces polysulphate (also known as polyhalite) in a subterranean mine in the UK. The magnesium business markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite and related by-products, including chlorine and sylvinite.

ICL Phosphate – ICL Phosphate mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China. In addition, ICL Phosphate produces sulfuric acid, agricultural phosphoric acid and phosphate fertilizers in its facilities in Israel, China and Europe. Furthermore, ICL Phosphate manufactures phosphate-based food additives for livestock in Turkey. ICL Phosphate markets its products worldwide, mainly in Europe, Brazil, India and China.

ICL Specialty Fertilizers – ICL Specialty Fertilizers produces specialty fertilizers (e.g., water soluble) in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain and controlled-release fertilizers in the Netherlands and the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, North America and Israel.

Specialty Solutions Segment – This segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. The segment targets industrial markets and concentrates on achieving growth through a highly-tailored customer focus, product innovation and commercial excellence.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self-production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products extracts from the Dead Sea potassium, salt, magnesium chloride and magnesia products used in the pharma, specialty steel, oil drilling, and oil additives industries, along with de-icing and other applications. In addition, ICL Industrial Products is engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus-based products.

11 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2017 (Unaudited)

Note 3 - Operating Segments (cont’d)

A.	General (cont’d)

1. Information on operating segments: (cont'd)

ICL Advanced Additives – ICL Advanced Additives primarily develops, produces, markets and sells a broad range of acids and specialty phosphates for various applications in a large number of industries, including metal and water treatment, paints and coatings, forest fire retardants, cleaning materials, oral hygiene, carbonated drinks, asphalt modification and fuel additives. The diverse products and market base support and are consistent with the Company’s strategy of increasing production of downstream products with higher added value. ICL Advanced Additives purifies some of the agricultural phosphoric acid manufactured by ICL Phosphate and also manufactures thermal phosphoric acid. The purified phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above.

ICL Food Specialties – ICL Food Specialties is a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, fish, dairy, beverage and baked-goods markets. In addition, the business line produces milk proteins and whey proteins for the food ingredient industry and provides blended, integrated solutions based on dairy proteins and phosphate additives. The business line operates primary production locations in Germany and Austria, which mainly process phosphates, milk and spices, and runs several local blending facilities in Germany, the UK, the United States, Brazil, China and Australia, enabling the production of "customer specific" solutions that meet the requirements of the local market.

2. Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment and intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenues, expenses and results include inter-segment transfers, which are priced based on transaction prices in the ordinary course of business. These transfers are eliminated as part of consolidation of the financial statements. The segment income is measured based on the operating income, without certain expenses that are not allocated to the operating segments including general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

12 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2017 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

	Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
	$ millions
For the three-month period ended June 30, 2017

Sales to external parties	625	687	10	-	1,322
Inter-segment sales	15	49	1	(65)	-
Total sales	640	736	11	(65)	1,322

Operating income attributed to segments	135	81	1		217
General and administrative expenses					(65)
Other unallocated expenses and intercompany eliminations					(8)
Operating income					144

Financing expenses, net					(49)
Share in earnings of equity-accounted investee					1
Income before taxes on income					96

Capital expenditures	17	90	1		108
Capital expenditures not allocated					1
Total capital expenditures					109

Depreciation and amortization	27	66	-		93
Depreciation and amortization not allocated					2
Total depreciation and amortization					95

13 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2017 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

	Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
	$ millions
For the three-month period ended June 30, 2016

Sales to external parties	655	709	13	-	1,377
Inter-segment sales	12	56	-	(68)	-
Total sales	667	765	13	(68)	1,377

Operating income (loss) attributed to segments	136	113	(2)		247
General and administrative expenses					(81)
Other unallocated expenses and intercompany eliminations					(17)
Operating income					149

Financing expenses, net					(40)
Share in earnings of equity-accounted investee					7
Income before taxes on income					116

Capital expenditures	26	146	1		173
Capital expenditures not allocated					23
Total capital expenditures					196

Depreciation and amortization	28	70	-		98
Depreciation and amortization not allocated					1
Total depreciation and amortization					99

14 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2017 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

	Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
	$ millions
For the six-month period ended June 30, 2017

Sales to external parties	1,224	1,373	20	-	2,617
Inter-segment sales	29	97	2	(128)	-
Total sales	1,253	1,470	22	(128)	2,617

Operating income attributed to segments	250	147	1		398
General and administrative expenses					(131)
Other unallocated expenses and intercompany eliminations					(7)
Operating income					260

Financing expenses, net					(63)
Share in earnings of equity-accounted investee					2
Income before taxes on income					199

Capital expenditures	30	189	1		220
Capital expenditures not allocated					1
Total capital expenditures					221

Depreciation and amortization	55	131	1		187
Depreciation and amortization not allocated					2
Total depreciation and amortization					189

15 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2017 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

	Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
	$ millions
For the six-month period ended June 30, 2016

Sales to external parties	1,225	1,379	38	-	2,642
Inter-segment sales	26	109	-	(135)	-
Total sales	1,251	1,488	38	(135)	2,642

Operating income attributed to segments	242	206	-		448
General and administrative expenses					(161)
Other unallocated expenses and intercompany eliminations					(31)
Operating income					256

Financing expenses, net					(68)
Share in earnings of equity-accounted investee					9
Income before taxes on income					197

Capital expenditures	51	269	1		321
Capital expenditures not allocated					38
Total capital expenditures					359

Depreciation and amortization	54	143	-		197
Depreciation and amortization not allocated					1
Total depreciation and amortization					198

16 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2017 (Unaudited)

Note 3 - Operating Segment (cont’d)

B. Operating segment data (cont'd)

	Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
	$ millions
For the year ended December 31, 2016

Sales to external parties	2,493	2,811	59	-	5,363
Inter-segment sales	60	225	-	(285)	-
Total sales	2,553	3,036	59	(285)	5,363

Operating income attributed to segments	534	398	5		937
General and administrative expenses					(321)
Other unallocated expenses and intercompany eliminations					(619)
Operating loss					(3)

Financing expenses, net					(132)
Share in earnings of equity-accounted investee					18
Loss before taxes on income					(117)

Capital expenditures	95	497	1		593
Capital expenditures not allocated					59
Total capital expenditures					652

Depreciation and amortization	106	292	3		401
Depreciation and amortization not allocated					5
Total depreciation and amortization					406

17 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2017 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Sales by Business Lines

	4-6/2017		4-6/2016		1-6/2017		1-6/2016		2016
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Specialty Solutions Segment
Industrial Products	291	22	294	21	601	23	562	21	1,120	21
Advanced Additives	208	16	206	15	377	14	369	14	798	15
Food Specialties	147	11	174	13	285	11	336	13	659	12
	646	49	674	49	1,263	48	1,267	48	2,577	48
Essential Minerals Segment
Potash & Magnesium	314	24	299	22	597	23	572	22	1,338	25
Phosphate	264	20	319	23	556	21	618	23	1,163	22
Specialty Fertilizers	190	14	189	14	382	15	377	14	661	12
	768	58	807	59	1,535	59	1,567	59	3,162	59
Other and setoffs	(92)	(7)	(104)	(8)	(181)	(7)	(192)	(7)	(376)	(7)
Total	1,322	100	1,377	100	2,617	100	2,642	100	5,363	100

D. Sales by Geographical Regions

	4-6/2017		4-6/2016		1-6/2017		1-6/2016		2016
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Europe	457	34	480	35	991	38	1,039	39	1,863	35
Asia	325	25	320	23	607	23	559	21	1,275	24
North America	276	21	282	20	570	22	549	21	1,141	21
South America	194	15	177	13	292	11	269	10	588	11
Rest of the world	70	5	118	9	157	6	226	9	496	9
Total	1,322	100	1,377	100	2,617	100	2,642	100	5,363	100

E. Sales by Main Countries

	4-6/2017		4-6/2016		1-6/2017		1-6/2016		2016
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

USA	260	20	261	19	536	20	515	20	1,070	20
Brazil	176	13	159	11	253	10	236	9	521	10
China	158	12	153	11	303	12	261	10	669	12
Germany	93	7	108	8	191	7	220	8	392	7
United Kingdom	77	6	73	5	166	6	170	6	306	6
Spain	61	5	69	5	140	5	144	6	258	5
India	55	4	64	5	92	4	90	3	199	4
France	53	4	57	4	124	5	128	5	226	4
Israel	44	3	58	4	96	4	111	4	237	4
Netherlands	27	2	21	2	49	2	47	2	91	2
All other	318	24	354	26	667	25	720	27	1,394	26
Total	1,322	100	1,377	100	2,617	100	2,642	100	5,363	100

18 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2017 (Unaudited)

Note 4 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the book value and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

	June 30, 2017		June 30, 2016		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Loans bearing fixed interest	229	238	339	355	293	306

Debentures bearing fixed interest
Marketable	1,242	1,289	1,200	1,238	1,201	1,201
Non-marketable	281	293	281	291	281	283
	1,752	1,820	1,820	1,884	1,775	1,790

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured at fair value, using a valuation method in accordance with the fair value levels in the hierarchy.

Levels definitions:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments.

Level 2: Observed data in the market (directly or indirectly) not included in Level 1 above.

Level 3: Inputs that are not based on observable market data.

	June 30, 2017
	Level 2	Level 3	Total
	$ millions	$ millions	$ millions

Financial assets available for sale (1)	-	208	208
Derivatives used for economic hedging, net	71	-	71
	71	208	279

	June 30, 2016
	Level 1	Level 2	Level 3	Total
	$ millions	$ millions	$ millions	$ millions

Securities held for trading purposes	25	-	-	25
Financial assets available for sale (1)	-	-	255	255
Derivatives used for economic hedging, net	-	(38)	-	(38)
	25	(38)	255	242

19 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2017 (Unaudited)

Note 4 - Financial Instruments and Risk Management (cont'd)

B. Fair value hierarchy (cont'd)

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	$ millions	$ millions	$ millions	$ millions

Securities held for trading purposes	10	-	-	10
Financial assets available for sale (1)	-	-	253	253
Derivatives used for economic hedging, net	-	7	-	7
	10	7	253	270

(1)	Investment in 15% of the share capital of YTH, which is subject to a three-year lock-up period as required by Chinese law. Measurement of the fair value of the discount rate in respect of the lock-up period was calculated by use of the Finnerty 2012 Model and is based on an estimate of the period in which the restriction on marketability applies and a standard deviation of the yield on a YTH share in this period. The impact stemming from a possible and reasonable change in these data items, which are not observed, is not material.

Note 5 – Equity Compensation Plans and Dividend Distributions

A.	Share-based payments to employees

1.	Non-marketable options

Grant date	Employees entitled	Number of instruments (thousands)	Issuance’s details	Instrument terms	Vesting conditions	Expiration date
June 20, 2017, for Chairman of the BOD – August 2, 2017 the date of the approval of the General Meeting.	Officers and Senior employees Chairman of BOD.	6,966 165	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan (amended) to 498 ICL officers and senior employees in Israel and overseas.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date.	7 years from the vesting date.

Additional Information

June 2017 Options Grant
Share price (in $)	4.49
CPI-linked exercise price (in $)	4.29
Expected volatility	31.91%
Expected life of options (in years)	7
Risk-free interest rate	0.38%
Total fair value (in $ millions)	11
Dividend – exercise price	Reduced on the "ex-dividend" date by the amount of the dividend per share

20 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2017 (Unaudited)

Note 5 – Equity Compensation Plans and Dividend Distributions (cont’d)

The options issued to the employees in Israel are covered by the provisions of Section 102 of the Israeli Income Tax Ordinance. The issuance will be performed through a trustee under the Capital Gains Track. The fair value of the options was estimated using the Black& Scholes model for pricing options. The exercise price is linked to the CPI that is known as of the date of payment, which is the exercise date. In a case of distribution of a dividend by the Company, the exercise price is reduced on the “ex dividend” date, by the amount of the dividend per share, based on the amount thereof in NIS on the effective date.

The expected volatility was determined on the basis of the historical volatility of the Company’s share prices. The expected life of the options was determined on the basis of Management’s estimate of the period the employees will hold the options, taking into consideration their position with the Company and the Company’s past experience regarding the turnover of employees. The risk-free interest rate was determined on the basis of the yield to maturity of shekel-denominated Israeli Government debentures, with a remaining life equal to the anticipated life of the options.

The cost of the embedded benefits of the said plans will be recognized in the income statements over the vesting period of each tranche taking into account also the Company’s policy relating “Rule75” (accelerated vesting period for employees which their age plus their years of employments in the Company exceed 75).

2.	Restricted shares

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions	Instrument terms	Additional Information	Fair value at the grant date (Million)
June 20, 2017, for Chairman of the BOD – August 2, 2017 the date of the approval of the General Meeting.	Officers and Senior employees Chairman of BOD.	2,233 53	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date.	An issuance for no consideration, under the 2014 Equity Compensation Plan (amended)	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the date approval of the BOD/General meeting)	10 0.3

B.	Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
November 22, 2016	January 4, 2017	60	0.04701
February 14, 2017	April 4, 2017	57	0.04400
May 9, 2017	June 20, 2017	34	0.02600
August 2, 2017 (after the date of the report)*	September 13, 2017	32	0.02450

(*) The dividend will be distributed on September 13, 2017, with a record date for eligibility for the dividend of August 29, 2017.

21 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2017 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters

1.	On June 30, 2017, there was a partial collapse of the dyke in Pond 3 in the plants of Rotem Amfert Israel, which is used for accumulation of phosphogypsum water that is created as a by-product of the production processes. The Company ceased immediately use of the active phosphogypsum ponds. On July 3, 2017, the Company returned to production at full capacity under a temporary approval to activate Pond 4 by the Ministry of Environmental Protection. The Company was instructed by the Ministry of Environmental Protection to submit a plan within the next few months relating to the future operation of the phosphogypsum water ponds. To the best of the Company’s knowledge, investigations have been commenced by the Ministry of Environmental Protection and the Israeli authorities.

The Company is taking action to explore solutions for, among other things, restoration of the ponds in the short- and long-term and to rectify any environmental harm caused, to the extent required. The Company’s actions are being carried out in full coordination and close cooperation with the Israeli environmental authorities, including the Ministry of Environmental Protection and the Nature and National Parks Authority. The Company is committed to environmental responsibility, and for years has worked closely with the Israeli’s environmental authorities to maintain the Negev’s natural reserves in the area of its facilities.

In light of the preliminary stages of the cost evaluation process, its complexity and the uncertainty regarding future resolutions and demands, the Company cannot estimate the expected restoration costs at this stage. Nevertheless, the Company recorded a provision, in an immaterial amount, which reflects the expenses that are expected to be incurred in the short term. The Company is in contact with its insurance carriers with reference to the relevant insurance policies regarding the matters described above.

2.	In July 2017, two applications for certification of a claim as a class action were filed against the Company, one in the District Court in Beer Sheva and the other in the District Court in Tel Aviv, as a result of a partial collapse of the dyke in the evaporation pond of Rotem Amfert Israel, which caused contamination of the Ashalim Stream and its surrounding area. The requesting parties contend that the Company breached various provisions of the environmental laws, including, the provisions of the Law for Prevention of Environmental Hazards and the Water Law as well as provisions of the Torts Ordinance, breach of a statutory duty and negligence. In the framework of the first application, the Court is requested to instruct the Company to rectify the harm caused as a result of its omissions in order to prevent recurrence of the damage caused as well as to grant a monetary remedy for non-pecuniary damages.

22 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2017 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont’d)

The monetary remedy was not defined, however, according to the requesting parties, the amount of the personal claim is NIS 1,000 ($283) for all residents of the State of Israel, which totals 8.68 million persons. In the framework of the second application, the Court is requested to grant a monetary remedy in an amount of not less than NIS 250 million ($71 million), and concurrently to award personal compensation in the amount of NIS 2,000 ($567) for all residents of the State of Israel, this being in respect of non-pecuniary damages. Furthermore, the Court was requested to instruct the Company to comply with the relevant laws and the rules provided thereunder.

In light of the very early stage of the proceeding and the limited number of similar court cases, it is difficult, at this stage, to predict the outcome of the applications.

3.	Further to Note 20 to the Annual Financial Statements, on June 30, 2017, the Supreme Court determined that the permit to pile up the salt in Sallent, which includes certain conditions, will be extended by one year, up to June 30, 2018. In addition, the Court determined that before March 31, 2018, the Company will be entitled to request an extension for an additional year, up to June 30, 2019. With respect to the extension for the second year, the Court determined that the competent authorities are permitted to provide conditions for granting an extension as stated.

4.	On June 7, 2017, the Company signed an agreement for sale of its entire holdings (50%) in IDE, for a consideration of about $178 million, which is to be paid in cash on the closing date of the transaction, net of transactions costs and subject to possible price adjustments stemming from the occurrence of certain events prior to the closing of the transaction. In the Company’s estimation, the closing date of the transaction is expected to take place in 2017, and it is subject to fulfillment of preconditions, including receipt of approvals from the competent authorities. In light of that stated, during the period of the report, the Company reclassified the amount of about $122 million from the “investments in equity-accounted investees” category to the “assets held for sale” category.

5.	In June 2017, the Company received an assessment from the Israeli Tax Authority whereby it is required to pay additional tax in respect of the 2012–2014 tax years, in the amount of about $50 million. The Company disputes the assessment and is considering its further course of action. Based on the Company’s estimation, as at the date of the report there is a sufficient provision in the books, in an immaterial amount.

6.	During the second quarter of 2017, as part of the Company’s efficiency plan, the Company signed a five-year collective labor agreement with the Workers’ Union of Rotem Amfert Israel, which includes a plan for early retirement of 30 employees. As a result, the Company increased the provision of termination benefits for employees, in the amount of about $15 million, against the “other expenses” category in the statement of income.

7.	Further to Note 20 to the Annual Financial Statements, in April 2017, the National Council for Planning and Building approved amendments to the National Outline Plan (NOP) 14B, which includes the Barir field and transferred the plan for government approval.

In addition, in March 2017, the Supreme Court sitting as the High Court of Justice rejected the petition of residents of Arad against the policy document of the National Council for Planning and Building regarding the mining plan in the Barir field.

23 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2017 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont’d)

8.	During March 2017, a claim was filed by Great Lakes Chemicals, a subsidiary of Chemtura Corporation (hereinafter – "Great Lakes"), against Dead Sea Bromine Company Ltd. (hereinafter – "DSB"), in the U.S. District Court for the Southern District of New York, in the United States. As part of the claim, Great Lakes is claiming damages, in an amount of about $27 million, in respect of an alleged breach of an agreement covering supply and sale of bromine and downstream bromine products from 2003 and is requesting issuance of a declaratory order enforcing the agreement from 2003. DSB rejects the damages claimed, including any related responsibility or obligation. In the Company's estimation, the chances that Great Lakes’ alleged claims will be rejected exceed the chances that they will be accepted.

9.	On March 23, 2017, Fitch Ratings lowered the Company’s international corporate credit rating to BBB– with a stable rating outlook. Fitch’s above-mentioned rating also applies to the Company’s debentures. According to the Company’s estimate, the impact of the said rating reduction on its financial expenses, if any, will be negligible.

10.	Further to Note 25 to the Annual Financial Statements, during the second quarter of 2017, the Company received short-term loans of $150 million from its controlling shareholder, Israel Corporation Ltd. The loans were granted for a period of up to nine months and bear interest at the annual rate of 1.51%-1.88%.

24 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2017 (Unaudited)

ICL

Operating and Financial Review

June 30, 2017

25 Israel Chemicals Limited Quarterly Report

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate’”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward-looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward- looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or governmental obligations; construction of a canal between the Red Sea and Dead Sea; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental programs or tax benefits, creation of new fiscal or tax related legislation; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to recruit or maintain key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; decreases in demand for bromine based products and other industrial products; volatility or crises in the financial markets; cost of compliance with environmental legislative and licensing restrictions; hazards inherent to chemical manufacturing, including the impact of the collapse of the dyke in Pond 3 in our Rotem Amfert facility; litigation, arbitration and regulatory proceedings; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror; and other risk factors discussed under ”Item 3. Key Information—D. Risk Factors" in the company's Annual Report on Form 20-F filed with the U.S Securities and Exchange Commission on March 16, 2017.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this report, whether as a result of new information, future developments or otherwise. You are advised, however, to read any additional disclosures included in the Immediate Reports furnished by the Company to the SEC on Form 6-K.

26 Israel Chemicals Limited Quarterly Report

Performance Overview

Overview

We are a leading global specialty minerals company that operates a unique, integrated business model. We extract raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in three attractive end-markets: agriculture, food and engineered materials. Our operations are organized under two segments: the Essential Minerals Segment and the Specialty Solutions Segment. The Essential Minerals Segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate and ICL Specialty Fertilizers. The Specialty Solutions Segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties.

Operating Segments

Our operations are organized under two segments: the Essential Minerals Segment and the Specialty Solutions Segment.

Essential Minerals Segment – This segment targets the Agro markets and focuses on efficiency, process innovation and operational excellence, in order to improve its competitive position. The segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate and, since January 2017, also ICL Specialty Fertilizers. Management believes that operating ICL Specialty Fertilizers as part of the Essential Minerals segment is expected to create synergies given the homogenous business and customer bases of the segment’s three business lines. Furthermore, the transfer expands the segment’s portfolio to include a broader range of commodity, specialty and semi-specialty products. As a result, the comparative data has been restated in order to reflect the mentioned above change.

ICL Potash & Magnesium – ICL Potash & Magnesium extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash & Magnesium processes the potash into its types and markets it globally and also carries on other intercompany operations not solely related to the potash activities. The Company also mines and produces polysulphate (also known as polyhalite) in a subterranean mine in the UK. The magnesium business markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite and related by-products, including chlorine and sylvinite.

ICL Phosphate – ICL Phosphate mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China. In addition, ICL Phosphate produces sulfuric acid, agricultural phosphoric acid and phosphate fertilizers in its facilities in Israel, China and Europe. Furthermore, ICL Phosphate manufactures phosphate-based food additives for livestock in Turkey. ICL Phosphate markets its products worldwide, mainly in Europe, Brazil, India and China.

ICL Specialty Fertilizers – ICL Specialty Fertilizers produces specialty fertilizers (e.g., water soluble) in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled-release fertilizers in the Netherlands and the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, North America and Israel.

27 Israel Chemicals Limited Quarterly Report

Specialty Solutions Segment – This segment targets industrial markets and concentrates on achieving growth through a highly-tailored customer focus, product innovation and commercial excellence. The segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self-production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products extracts from the Dead Sea potassium, salt, magnesium chloride and magnesia products used in the pharma, specialty steel, oil drilling, and oil additives industries, along with de-icing and other applications. In addition, ICL Industrial Products is engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus-based products.

ICL Advanced Additives – ICL Advanced Additives primarily develops, produces, markets and sells a broad range of acids and specialty phosphates for various applications in a large number of industries, including metal and water treatment, paints and coatings, forest fire retardants, cleaning materials, oral hygiene, carbonated drinks, asphalt modification and fuel additives. The diverse products and market base support and are consistent with the Company’s strategy of increasing production of downstream products with higher added value. ICL Advanced Additives purifies some of the agricultural phosphoric acid manufactured by ICL Phosphate and also manufactures thermal phosphoric acid. The purified phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above.

ICL Food Specialties – ICL Food Specialties is a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, fish, dairy, beverage and baked goods markets. In addition, the business line produces milk proteins and whey proteins for the food ingredient industry and provides blended, integrated solutions based on dairy proteins and phosphate additives. The business line operates primary production locations in Germany and Austria, which mainly process phosphates, milk and spices, and runs several local blending facilities in Germany, the UK, the United States, Brazil, China and Australia, enabling the production of "customer specific" solutions that meet the requirements of the local market.

28 Israel Chemicals Limited Quarterly Report

Financial Figures and Non-GAAP Financial Measures

	4-6/2017		4-6/2016		1-6/2017		1-6/2016		2016
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,322	-	1,377	-	2,617	-	2,642	-	5,363	-
Gross profit	415	31	417	30	773	30	783	30	1,660	31
Operating income (loss)	144	11	149	11	260	10	256	10	(3)	-
Adjusted operating income (1)	153	12	163	12	269	10	278	11	582	11
Net income (loss) - shareholders of the Company	57	4	120	9	125	5	186	7	(122)	-
Adjusted net income - shareholders of the Company (1)	64	5	132	10	132	5	217	8	451	8
Adjusted EBITDA (2)	251	19	278	20	469	18	501	19	1,051	20
Cash flows from operating activities	199	-	238	-	394	-	460	-	966	-
Capital expenditures	109	-	196	-	221	-	359	-	652	-

(1) See “Adjustments to reported operating and net income” below.

(2) See “Adjusted EBITDA for the periods of activity" below.

Adjustments to reported operating and net income

	4-6/2017	4-6/2016	1-6/2017	1-6/2016	2016
	$ millions	$ millions	$ millions	$ millions	$ millions
Operating income (loss)	144	149	260	256	(3)
Capital (gain) loss (1)	(6)	-	(6)	1	1
Write-down and impairment of assets (2)	-	-	-	-	489
Provision for early retirement and dismissal of employees (3)	15	-	15	6	39
Provision in respect of prior periods resulting from an arbitration decision (4)	-	-	-	-	13
Retroactive electricity charges (5)	-	-	-	-	(16)
Provision for legal claims (6)	-	14	-	15	8
Provision for historical waste removal (7)	-	-	-	-	51
Total adjustments to operating income (loss)	9	14	9	22	585
Adjusted operating income	153	163	269	278	582
Net income (loss) attributable to the shareholders of the Company	57	120	125	186	(122)
Total adjustments to operating income (loss)	9	14	9	22	585
Adjustments to finance expenses (8)	-	-	-	-	38
Total tax impact of the above operating income & finance expenses adjustments	(2)	(2)	(2)	(4)	(81)
Tax assessment and deferred tax adjustments (9)	-	-	-	13	36
Adjustments attributable to the non-controlling interests	-	-	-	-	(5)
Total adjusted net income - shareholders of the Company	64	132	132	217	451

29 Israel Chemicals Limited Quarterly Report

(1)	Capital (gain) loss from sale of non-core businesses. In 2017, additional consideration received regarding earn-out of 2015 divestitures.

(2)	Impairment in value and write down of assets with respect to the write down of assets (including expected closure cost) relating to the global ERP project (Harmonization Project), in the amount of $282 million, write down of assets relating to discontinuance of the activities of Allana Afar in Ethiopia (including expected closure cost), in the amount of $202 million, and impairment in the value of assets of a subsidiary in the United Kingdom, in the amount of $5 million.

(3)	Provision for early retirement and dismissal of employees in accordance with the Company’s comprehensive global efficiency plan from 2012 in its production facilities throughout the group. In 2016, provisions relating to the Company’s facilities in Israel of the Bromine companies (see also Q1 2016), the Company’s facilities in the United Kingdom and the Company’s facilities of the joint venture in China (reflected also in the non-controlling interests’ adjustment below). In 2017, provisions relating to the Company’s facilities in Israel at ICL Rotem.

(4)	Provision in connection with prior periods in respect of royalties arbitration in Israel.

(5)	Reversal of provision in connection with prior periods in respect of costs of management services of the electricity system in DSW and ICL Rotem.

(6)	Provision for legal claims, mainly regarding two claims settled in 2016 related to prior periods. In Q1 2016, deriving from the settlement agreement that ended the class action brought by the farmers in Israel regarding potash prices, and in Q2 2016, deriving mainly from the commercial price dispute with Haifa Chemicals which ended with the arbitration award agreement in Q3 2016.

(7)	Provision for removal of waste in respect of prior periods. In 2016, purification and removal of historical waste from the potash activities in Spain as a result of decisions made by the Spanish authorities in connection with the plan for treating the salt pile in the Sallent site leading to plan changes mainly related to the water pumping process involved in the salt treatment.

(8)	Interest and linkage expenses in connection with the royalties arbitration and tax assessments in Israel relating to prior periods. $26 million in connection with the royalties arbitration and $12 million relating to a tax assessment in Israel.

(9)	Tax assessments in Israel and Belgium (see also Q1 2016) relating to prior periods.

30 Israel Chemicals Limited Quarterly Report

Adjusted EBITDA for the periods of activity

Calculation of adjusted EBITDA was made as follows:

	4-6/2017	4-6/2016	1-6/2017	1-6/2016	2016
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income (loss) attributable to the shareholders of the Company	57	120	125	186	(122)
Depreciation and amortization	95	99	189	198	401
Financing expenses, net	49	40	63	68	132
Taxes on income	41	5	83	27	55
Adjustments *	9	14	9	22	585
Total adjusted EBITDA	251	278	469	501	1,051

* See "Adjustments to reported operating and net income" above.

We disclose in this Quarterly Report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income” above. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income” above, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Adjusted EBITDA for the periods of activity” above which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA may differ from those used by other companies. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

We present a discussion in the period-to-period comparisons of the primary drivers of changes in the company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses. We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.

31 Israel Chemicals Limited Quarterly Report

Consolidated Results of Operations

Results of operations for the period April – June 2017

Sales

Sales analysis	$ millions
Total sales Q2 2016	1,377
Quantity	(21)
Price	(17)
Exchange rate	(17)
Total sales Q2 2017	1,322

-	Quantity – the decrease derives mainly from phosphate fertilizers in ICL Phosphate and dairy proteins in ICL Food specialties. The decrease was partly offset by an increase in potash quantities sold, mainly to Asia and South America and from acids in ICL Advanced Additives.

-	Price – the decrease derives mainly from a decline in the selling prices of phosphate fertilizers and phosphoric acid in ICL Phosphate.

-	Exchange rate – the decrease derives mainly from the devaluation of the euro and the Chinese yuan against the dollar compared to the corresponding quarter last year.

The following table sets forth sales by geographical regions based on the location of the customer:

	4-6/2017		4-6/2016
	$ millions	% of sales	$ millions	% of sales

Europe	457	34	480	35
Asia	325	25	320	23
North America	276	21	282	20
South America	194	15	177	13
Rest of the world	70	5	118	9
Total	1,322	100	1,377	100

The breakdown of the sales in the second quarter of 2017 shows a decrease in sales to Europe, deriving mainly from a decline in quantities and selling prices of potash, partly offset by an increase in sales of clear brine solutions and dairy proteins. The minor increase in sales to Asia derives mainly from an increase in quantities sold of potash and phosphoric acid, mostly offset by a decrease in phosphate fertilizers selling prices and quantities sold, together with a decrease in phosphate rock quantities sold. The sales to North America were stable compared to the corresponding quarter last year (with a minor reduction) despite the challenging business environment. The increase in sales to South America derives mainly from an increase in potash selling prices and quantities sold, partly offset by a decrease in phosphate fertilizers quantities sold. The decrease in sales to the rest of the world derives mainly from a decrease in the quantities of dairy proteins products sold and a decline in potash sales to an Israeli customer facing operational difficulties due to new local regulation.

32 Israel Chemicals Limited Quarterly Report

Operating expenses

Operating expenses analysis	$ millions
Total operating expenses Q2 2016	1,228
Quantity	(15)
Exchange rate	(5)
Raw materials	(6)
Transportation	-
Operational costs	(36)
Other	12
Total operating expenses Q2 2017	1,178

-	Quantity – the decrease in quantities-related costs derives mainly from the decrease in quantities sold, mainly in ICL Phosphate and ICL Food Specialties. The decrease was partly offset by an increase in potash quantities sold.

-	Exchange rate – the decrease derives mainly from the devaluation of the euro and the Chinese yuan against the dollar, partly offset by the upward revaluation of the shekel against the dollar compared to the corresponding quarter last year.

-	Raw materials – the decrease derives mainly from a decline in sulfur prices (used in ICL Phosphate and ICL Advanced Additives products) and a decline in commodity fertilizers prices (used in ICL Specialty Fertilizers).

-	Operational costs – the decrease derives mainly from operational cost saving measures in YPH including the impact of the early retirement program implemented in YPH last year, and further G&A reduction initiatives. See additional factors which contributed to the decrease compared to the corresponding quarter last year under 'Adjustments to reported operating and net income' table above.

-	Other – the increase derives mainly from insurance income received in the corresponding quarter last year in respect of the fire in a fertilizer production facility in Israel, partly offset by a provision recorded in the corresponding quarter last year resulting from extension of the employment agreement in ICL Dead Sea.

Adjusted operating income

Adjusted operating income analysis	$ millions
Total adjusted operating income Q2 2016	163
Quantity	(6)
Price	(17)
Exchange rate	(12)
Raw materials	6
Transportation	-
Operational costs	31
Other	(12)
Total adjusted operating income Q2 2017	153

* See also ‘Adjustments to reported operating and net income’ table above.

33 Israel Chemicals Limited Quarterly Report

Financing expenses, net

The net financing expenses in the second quarter of 2017 amounted to $49 million, compared with $40 million in the corresponding quarter last year – an increase of $9 million. The increase includes an increase of about $31 million deriving mainly from fees paid with respect to early repayment of a long-term loan in the amount of about $13 million, and from exchange rate differences relating to provisions for employee benefits in the amount of about $13 million. On the other hand, there was a decrease in the financing expenses, in the amount of about $22 million, deriving from an increase in income in respect of changes in the fair value of transactions hedging foreign currency, energy and marine shipping, net, partly offset by revaluation of the net liabilities.

Tax expenses

The tax expenses in the second quarter of 2017 amounted to $41 million, reflecting an effective tax rate of about 43%. The higher tax rate we see in 2017 is mainly due to an increase in the on-going Israeli effective tax rate on our Israeli operations.  In addition the upward revaluation of the shekel against the dollar had an impact on our tax expenses. The lower than usual effective tax rate in the corresponding quarter last year was mainly due to recognition of deferred tax assets in the amount of $27 million.

Results of operations for the period January – June 2017

Sales

Sales analysis	$ millions
Total sales YTD 2016	2,642
Quantity	95
Price	(74)
Exchange rate	(46)
Total sales YTD 2017	2,617

-	Quantity – the increase derives mainly from quantities of potash sold, mainly to Asia, North America and South America, clear brine solutions in ICL Industrial Products, mainly to North America, from acids in ICL Advanced Additives and specialty agriculture products in ICL Specialty Fertilizers. The increase was partly offset by a decrease in dairy proteins sales in ICL Food Specialties.

-	Price – the decrease derives mainly from a decline in the selling prices of phosphate fertilizers and phosphoric acid, together with a decline in the selling prices of acids in ICL Advance Additives and different products mix of clear brine solutions sold in ICL Industrial Products.

-	Exchange rate – the decrease derives mainly from the devaluation of the euro and the Chinese yuan against the dollar compared to the corresponding period last year.

34 Israel Chemicals Limited Quarterly Report

The following table sets forth sales by geographical regions based on the location of the customer:

	1-6/2017		1-6/2016
	$ millions	% of sales	$ millions	% of sales

Europe	991	38	1,039	39
Asia	607	23	559	21
North America	570	22	549	21
South America	292	11	269	10
Rest of the world	157	6	226	9
Total	2,617	100	2,642	100

The breakdown of the sales in the six months ended June 30, 2017 shows a decrease in sales to Europe, deriving mainly from a decline in quantities and selling prices of potash, a decline in phosphate fertilizers selling prices together with a decline in the quantities of phosphate rock sold. This decrease was partly offset by an increase in ICL Specialty Solutions segment products, mainly clear brine solutions, acids and P2S5. The increase in sales to Asia derives mainly from an increase in the quantities sold of potash, phosphoric acid, dairy proteins, acids and specialty agriculture products. This increase was partly offset by a decrease in phosphate fertilizers selling prices and in phosphate rock quantities sold. The increase in sales to North America derives mainly from an increase in the quantities and selling prices of potash together with an increase in clear brines solutions and phosphate fertilizers quantities sold. The increase in sales to South America derives mainly from an increase in potash selling prices and quantities sold. The decrease in sales to the rest of the world derives mainly from a decrease in the quantities of dairy proteins products sold and a decline in potash sales to an Israeli customer facing operational difficulties due to new local regulation.

35 Israel Chemicals Limited Quarterly Report

Operating expenses

Operating expenses analysis	$ millions
Total operating expenses YTD 2016	2,386
Quantity	61
Exchange rate	(27)
Raw materials	(33)
Transportation	23
Operational costs	(48)
Other	(5)
Total operating expenses YTD 2017	2,357

-	Quantity – the increase in quantities-related costs derives mainly from the increased quantities sold in ICL Potash, ICL Specialty Fertilizers, ICL Industrial Products and ICL Advanced Additives.

-	Exchange rate – the decrease derives mainly from the devaluation of the euro, the Chinese yuan and the pound against the dollar, partly offset by the upward revaluation of the shekel against the dollar compared to the corresponding period last year.

-	Raw materials – the decrease derives mainly from a decline in sulfur prices (used in ICL Phosphate and ICL Advanced Additives products) and a decline in commodity fertilizers prices (used in ICL Specialty Fertilizers).

-	Transportation – the increase derives mainly from an increase in transportation prices and from the increase in potash quantities sold.

-	Operational costs – the decrease derives mainly from operational cost saving measures in YPH, including the impact of the early retirement program implemented in YPH last year, and further G&A reduction initiatives. See additional factors which contributed to the decrease compared to the corresponding quarter last year under 'Adjustments to reported operating and net income' table above.

-	Other – the decrease derives mainly from a capital gain due to the sale of an office building and insurance income in Israel, together with a provision recorded in the corresponding period last year resulting from extension of the employment agreement in ICL Dead Sea. This decrease was partly offset by insurance income received in the corresponding period last year.

Adjusted operating income

Adjusted operating income analysis	$ millions
Total adjusted operating income YTD 2016	278
Quantity	34
Price	(74)
Exchange rate	(19)
Raw materials	33
Transportation	(23)
Operational costs	35
Other	5
Total adjusted operating income YTD 2017	269

* See also ‘Adjustments to reported operating and net income’ table above.

36 Israel Chemicals Limited Quarterly Report

Financing expenses, net

The net financing expenses in the six months ended June 30, 2017 amounted to $63 million, compared with $68 million in the corresponding period last year – a decrease of $5 million. The decrease includes a decline of about $38 million deriving from an increase in income in respect of changes in the fair value of transactions hedging foreign currency, energy and marine shipping, net, partly offset by revaluation of the net liabilities. On the other hand, there was an increase in the financing expenses, in the amount of about $33 million, deriving mainly from fees paid with respect to early repayment of long-term loans in the amount of about $13 million, and from exchange rate differences relating to provisions for employee benefits in the amount of about $15 million.

Tax expenses

The tax expenses in the six months ended June 30, 2017 amounted to $83 million reflecting an effective tax rate of about 42%. The higher tax rate we see in 2017 is mainly due to an increase in the on-going Israeli effective tax rate on our Israeli operations. In addition the upward revaluation of the shekel against dollar had an impact on our tax expenses. The lower than usual effective tax rate in the corresponding period last year was mainly due to recognition of deferred tax assets in the amount of $27 million.

37 Israel Chemicals Limited Quarterly Report

Segment Information

Segment revenues, expenses and results include inter-segment transfers, which are priced based on transaction prices in the ordinary course of business. These transfers are eliminated as part of consolidation of the financial statements. The segment income is measured based on the operating income, without certain expenses that are not allocated to the operating segments including general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

Specialty Solutions Segment

This segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. The segment targets industrial markets and concentrates on achieving growth through a highly-tailored customer focus, product innovation and commercial excellence.

Significant highlights and business environment

A. Industrial Products

•	Seasonal-driven increased Chinese production resulted in a decrease in elemental bromine prices in China during May through mid-June. However, stricter environmental regulations and heavy rains impacted Chinese production, leading to a change in the trend and an increase in prices.

•	Stable to moderate growth in demand for bromine-based flame retardants. ICL Industrial Products is continuing its efforts to secure long-term supply agreements for bromine-based flame retardants.

•	Stable demand for bromine in the Butyl rubber industry.

•	A new flammability standard (CPR) in the wire & cables for the building & construction market in Europe is driving higher demand for magnesium hydroxide-based flame retardants.

•	Higher sales of phosphorous-based flame retardants compared to the second quarter of 2016, mostly as a result of higher pricing. Chinese production supply is stabilizing after supply interruptions of several Chinese producers that faced stricter environmental regulations.

•	Demand for clear brine solutions continues to be soft as a result of the low level of oil prices. Overall 2017 sales are expected to be in line with 2016.

•	Stable demand for magnesia products for industrial uses.

38 Israel Chemicals Limited Quarterly Report

Specialty Solutions Segment information as at June 30, 2017 (Unaudited)

B. Advanced Additives

Total Advanced Additives performance was favorable compared to the corresponding quarter last year and was impacted by several factors:

•	Global sales of salts and acids increased by 4% compared to the corresponding quarter last year as higher acid sales volumes in China and Europe partially offset price pressure resulting from declining merchant grade acid (MGA) market prices versus the previous year. The competitive market environment in North America led to both volume and price pressure which adversely affected acid sales in the region, whereas phosphate salts sales were stable compared to the corresponding quarter last year. The successful P2O5 growth strategy in China is driven by YPH JV’s increased market share for acid. This, coupled with higher salt volumes to the oral care market, resulted in favorable revenue development in the region. Despite the economic downturn in Brazil, favorable demand for phosphate salts in the water treatment and oral care markets, as well as higher acid exports to other South American countries, led to a slightly improved performance in the region compared to the corresponding quarter of last year.

•	P2S5 performance improved compared to the corresponding quarter last year, mainly driven by higher demand from key customers in Europe. The increase in sales was also favorably impacted by plant turnarounds of major customers in the corresponding quarter last year.

•	The Fire Safety sub-business line performance was positively impacted by wildfire activity in North America and Europe towards the end of the quarter. The Class B foam business is showing continuing sales growth in both existing and new regions. As a result, fire safety sales were favorable compared to the corresponding quarter last year.

C. Food Specialties

•	New local regulations for organic infant food in China, as discussed in Q1, are continuing to drive lower sales in dairy proteins and negatively impacted ICL Food Specialties’ sales performance compared to the corresponding quarter last year. However, organic infant food sales increased in the second quarter compared to the previous quarter as a result of strengthening and establishing new commercial relationships with other customers in China and Europe. The general assessment of the Chinese infant food market remains positive and ICL Food Specialties is expecting further recovery during the second half of the year.

•	ICL Food Specialties’ phosphates business remained under pressure as the competitive business environment in North America and Europe was only partly offset by a recovery in sales in South America. The price increases in North America announced during the quarter had a favorable impact on the quarter’s revenues, and are expected to have a further positive impact during the second half of the year. Sales volumes in Europe were flat compared to the corresponding quarter last year, while sales in Russia decreased due to a transition process to a new distributor.

39 Israel Chemicals Limited Quarterly Report

Specialty Solutions Segment information as at June 30, 2017 (Unaudited)

•	Sales volumes of integrated solutions and new products have continued to grow consecutively and year over year as the business line continues to launch new products globally. Moreover, increased orders during the quarter are adding to the positive outlook for the rest of 2017.

•	Devaluation of the euro, British pound and Mexican peso against the dollar negatively impacted ICL Food Specialties’ results in the quarter.

Results of Operations – Specialty Solutions Segment

	4-6/2017	4-6/2016	1-6/2017	1-6/2016	2016
	$ millions	$ millions	$ millions	$ millions	$ millions
Industrial Products	291	294	601	562	1,120
Sales to external customers	287	292	595	559	1,111
Sales to internal customers	4	2	6	3	9
Advanced Additives	208	206	377	369	798
Sales to external customers	195	193	350	337	732
Sales to internal customers	13	13	27	32	66
Food Specialties	147	174	285	336	659
Sales to external customers	143	170	279	329	650
Sales to internal customers	4	4	6	7	9
Setoffs	(6)	(7)	(10)	(16)	(24)
Total segment sales	640	667	1,253	1,251	2,553
Operating income	135	136	250	242	534

* Following internal business alignment, the Specialty Solutions segment sales include revenues for the Specialty Minerals sub-business line as part of ICL Industrial Products, which were presented in ICL Advanced Additives in prior periods.

40 Israel Chemicals Limited Quarterly Report

Specialty Solutions Segment information as at June 30, 2017 (Unaudited)

Results of operations for the period April – June 2017

Sales analysis	Industrial Products	Advanced Additives	Food Specialties	Setoff	Segment Total
	$ millions
Total sales Q2 2016	294	206	174	(7)	667
Quantity	(3)	8	(26)	1	(20)
Price	2	(3)	-	(1)	(2)
Exchange rate	(2)	(3)	(1)	1	(5)
Total sales Q2 2017	291	208	147	(6)	640

-	Quantity – the decrease derives mainly from the decrease in dairy protein quantities sold in ICL Food Specialties (which was slightly offset by an increase in quantities of new products sold). This decrease was partly offset by an increase in quantities sold in the acids sub-business line of ICL Advanced Additives. See also ‘Significant highlights and business environment’ section.

-	Price – the decrease derives from lower selling prices of acids in ICL Advanced Additives.

-	Exchange rate – the decrease derives mainly from devaluation of the euro against the dollar compared to the corresponding quarter last year.

Operating income analysis	$ millions
Total operating income Q2 2016	136
Quantity	-
Price	(2)
Exchange rate	(6)
Raw materials	6
Transportation	1
Other	-
Total operating income Q2 2017	135

-	Quantity – in ICL Advanced Additives there was an increase deriving from the acids sub-business line which was fully offset by the decrease in the dairy proteins sub-business line in ICL Food Specialties.

-	Price – the decrease derives from lower selling prices of acids in ICL Advanced Additives.

-	Exchange rate – the decrease derives mainly from devaluation of the euro against the dollar which decreased revenues, coupled with the upward revaluation of the shekel against the dollar, which increased production costs.

-	Raw materials – the increase derives mainly from a decrease in sulfur prices used for products of ICL Advanced Additives.

41 Israel Chemicals Limited Quarterly Report

Specialty Solutions Segment information as at June 30, 2017 (Unaudited)

Results of operations for the period January – June 2017

Sales analysis	Industrial Products	Advanced Additives	Food Specialties	Setoff	Segment Total
	$ millions
Total sales YTD 2016	562	369	336	(16)	1,251
Quantity	48	25	(45)	6	34
Price	(7)	(10)	(1)	1	(17)
Exchange rate	(2)	(7)	(5)	(1)	(15)
Total sales YTD 2017	601	377	285	(10)	1,253

-	Quantity – the increase derives mainly from an increase in sales of clear brine solutions quantities, together with bromine-based flame retardants and elemental bromine in ICL Industrial Products and from an increase in quantities sold in the acids and P2S5 sub-business lines of ICL Advanced Additives. This increase was partly offset by the decrease in dairy proteins quantities sold in ICL Food Specialties (which was slightly offset by an increase in quantities of new products sold). See also ‘Significant highlights and business environment’ section.

-	Price – the decrease derives mainly from a decrease in the selling prices of acids in ICL Advanced Additives and the products mix of clear brine solutions sold in ICL Industrial Products.

-	Exchange rate – the decrease derives mainly from the devaluation of the euro against the dollar compared to the corresponding period last year.

42 Israel Chemicals Limited Quarterly Report

Specialty Solutions Segment information as at June 30, 2017 (Unaudited)

Operating income analysis	$ millions
Total operating income YTD 2016	242
Quantity	35
Price	(17)
Exchange rate	(12)
Raw materials	14
Transportation	-
Other	(12)
Total operating income YTD 2017	250

-	Quantity – the increase derives mainly from the quantities of clear brine solutions, bromine-based flame retardants and elemental bromine sold in ICL Industrial Products, together with an increase of acids and P2S5 products sold in ICL Advanced Additives.

-	Price – the decrease derives mainly from lower selling prices of acids in ICL Advanced Additives and different products mix of clear brine solutions sold in ICL Industrial Products.

-	Exchange rate – the decrease derives mainly from devaluation of the euro against the dollar, which decreased revenues, and the upward revaluation of the shekel against the dollar, which increased production costs.

-	Raw materials – the increase derives mainly from a decrease in the prices of sulfur used for products of ICL Advanced Additives.

-	Other – the decrease derives from, among other things, an increase in royalties paid as a result of the increase in sales.

43 Israel Chemicals Limited Quarterly Report

Specialty Solutions Segment information as at June 30, 2017 (Unaudited)

Essential Minerals Segment

This segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate and ICL Specialty Fertilizers. The segment targets the Agro markets and focuses on efficiency, process innovation and operational excellence.

Business environment overview

•	Since the second half of 2016, the economic activity of the developed countries has shown signs of recovery. Global growth is expected, by the FAO (Food and Agriculture Organization of the UN), to continue to increase slowly beyond 2017 and is expected to reach 3.8% by 2022. Growth in emerging and developing economies, where output is projected to increase at up to 5% annually by 2022, is adding support to these assumptions. Developed countries are expected, by the FAO, to show a more modest medium-term growth rate of 1.7% by 2022.

•	Based on the WASDE report published by the USDA in July 2017, a small decrease is expected in the ratio of the inventories of grains to annual consumption, to 23.8% at the end of the 2017/2018 agricultural year, compared to 24.9% at the end of both the 2016/2017 and the 2015/2016 agricultural years.

•	Early prospects for 2017/2018 indicate a decline in cereal production, driven by coarse grains and wheat. Cereal inventories, which have increased in the past four consecutive years are expected to show a moderate decline in the current season. Therefore, prices are projected to remain low in the short term.

Significant highlights and business environment

A.	Potash and Magnesium

•	The conclusion of the new MOP contract in China, agreed upon by Uralkali and a consortium of Chinese buyers on July 13, at an $11 per tonne increase, is expected to set a new benchmark price in the market. The first contract that was affected is the contract in India, which ended in June 2017. On July 28, Uralkali signed a new contract to supply potash to Indian Potash Limited (IPL) at $240 per tonne CFR (a $13 per tonne increase from the 2016/2017 contract), with 180 days’ credit, from August 2017 through June 2018. However, in the long term, market prices for potash would also depend on the behavior of major producers in light of the new capacity introduced to the market by the K+S Bethune mine, which produced its first salable product during July 2017.

•	On July 2017, ICL has signed several contracts with its customers in China to supply an aggregate 925,000 tonnes of potash for delivery during 2017. The selling prices stipulated in the contracts are in line with the new contract prices in China mentioned above. The contracts are part of three-year framework agreements between ICL and its Chinese customers.

•	According to Customs data, China imported about 3.914 million tonnes of potash during the first half of 2017, about 16% more than during the corresponding period last year.

•	Potash imports into India during the first half of 2017 amounted to 2.187 million tonnes, a 78% increase over the corresponding period last year. The sharp increase derives from the importers’ projection of higher prices in the 2017/2018 contract and the 20% (about $28 per tonne) reduction of the NBS (Nutrient Based Subsidy) during the 2017/2018 fiscal year (starting April 1, 2017). The reduction of the NBS may impose an additional challenge to the sales of potash to local farmers. However, the potash to nitrogen fertilizer ratio (K to N) in India is already considered very low, hence a further reduction in that ratio could have an adverse effect on yields. Therefore, we don’t anticipate a significant decline in demand for potash. During the second quarter of 2017, ICL continued its potash deliveries under the 2016 supply contracts, which ended in June 2017.

44 Israel Chemicals Limited Quarterly Report

Essential Minerals Segment information as at June 30, 2017 (Unaudited)

•	Demand for potash in Brazil was particularly strong. According to ANDA (Brazilian National Fertilizer Association), potash imports into Brazil during the first half of 2017 amounted to 4.3 million tonnes, a 10% increase over the corresponding period last year. Although imports are high, local sales are slightly lower, and inventories are on the rise.

•	ICL UK resumed its potash production in the beginning of the second quarter of 2017 after suspending the potash operations in the first quarter of 2017 due to an operational breakdown in the mine tailings channel. Total 2017 production is expected to remain as planned at the level of about 290 thousand tonnes. Production of polysulphate was not affected and ICL Potash & Magnesium is continuing to develop new polysulphate-based products and new markets.

•	Further to Note 20 to the Annual Financial Statements, on June 30, 2017, the Supreme Court determined that the permit to pile up the salt in Sallent, which includes certain conditions, will be extended by one year, up to June 30, 2018. In addition, the Court determined that before March 31, 2018, the Company will be entitled to request an extension for an additional year, up to June 30, 2019. With respect to the extension for the second year, the Court determined that the competent authorities are permitted to provide conditions for granting an extension as stated.

•	In April 2017, after receiving all the permits for execution of the Salt Harvesting with the Government of Israel, ICL’s Board of Directors approved a budget of about $280 million to further proceed with the execution of the Salt Harvesting in the Dead Sea. This budget which is part of the Salt Harvesting project, will be executed over the next 13 years, and constitutes ICL’s share (80%) in the cost of performing this part. For more information, see “Item 4. Information on the Company—D. Property, Plant and Equipment—Mineral Extraction and Mining Operations—The Dead Sea” in our Annual Report on Form 20-F for the year ended December 31, 2016.

•	Metal magnesium – global demand for magnesium continues to be constrained by lower economic activity in China, Brazil and Europe. Chinese exports were lower during the quarter, however remained above those recorded during the corresponding quarter last year. Additionally, consumption is being displaced as key sectors, such as primary aluminum and titanium production, are shifting to other markets, including Asia and Canada. Chinese price indicators showed recovery toward the end of the quarter returning to the $2,220 level. Pure magnesium prices in the US market remain under pressure as a consequence of changes in the supply dynamics.

•	During the second quarter of 2017, ICL Dead Sea continued commissioning the new power plant. Currently, the gas turbine is operational and connected to the national grid, while the steam turbine is still under commissioning. The existing power plant will continue to operate until the new power plant is fully operational.

45 Israel Chemicals Limited Quarterly Report

Essential Minerals Segment information as at June 30, 2017 (Unaudited)

B.	Phosphate

•	With the exception of Brazil, where strong imports of MAP were recorded, demand for phosphate remained relatively low worldwide and prices continued their downward trend. Suppliers of phosphate fertilizers (DAP, MAP and TSP) were forced to accept lower prices in order to generate new sales, as demand was insufficient to absorb availability. Supply from the recently commissioned OCP phosphate hub and China being out of season, are diverting more products to international trade markets.

•	In India, high inventories, increased domestic production and lower sales resulted in a reduction of DAP imports during the 2016/2017 financial year (April 2016 to March 2017). During that period, local production increased to 4.3 million tonnes, 0.5 million tonnes more than during the corresponding period a year earlier. Domestic sales decreased from 9.8 to 8.8 million tonnes and imports were down from 5.6 to 4.4 million tonnes. Imports during the first three months of the 2017/2018 financial year (April 2017 to March 2018) have declined to 1.098 million tonnes from 1.558 million tonnes imported in the corresponding period a year earlier.

•	Phosphoric acid (100% P2O5) contracts in India for the third and fourth quarters of 2017 were set at $567 per tonne CFR including 30 days’ credit, a $23 per tonne decrease from the second quarter contract price. It is however quite common that the price of acid is affected by seasonal pressure during the last quarter of the year.

•	Exports of phosphate fertilizers from China increased substantially in the first half of 2017, despite continued talk of production curtailments. During January to June 2017 China exported 4.035 million tonnes of phosphate fertilizers (DAP, MAP and TSP), a 26% increase over the corresponding period last year.

•	Over-supply in the domestic market in China along with lower international prices continue to negatively affect the results of the YPH JV in China. Nevertheless, in the second quarter of 2017 the results of YPH significantly improved, driven by lower exposure to commodity fertilizers and a shift to specialty products, as well as by implementation of efficiency and cost reduction program.

•	Brazilian imports of phosphate fertilizers (MAP, DAP, TSP & SSP) during the first half of 2017 amounted to 2.642 million tonnes, a 26.6% increase over the corresponding period last year. The increase is attributable mainly to higher planted areas of soybeans and improvement in farmers’ profitability. The MAP CFR Brazil price in the first half of 2017 was stable to firm, with a moderate decline in July. At an average price of $355 CFR, July 2017 price is practically equal to the average price in the third quarter of 2016. The TSP CFR Brazil price in July 2017 is just 1% below the price in the third quarter of 2016.

46 Israel Chemicals Limited Quarterly Report

Essential Minerals Segment information as at June 30, 2017 (Unaudited)

•	The United States phosphate market is between the spring season and the summer fill for the next fall season. DAP imports in January to May 2017 amounted to about 396 thousand tonnes compared to about 302 thousand tonnes in the corresponding period last year. MAP imports amounted to about 490 thousand tonnes compared to about 410 thousand tonnes in the corresponding period last year. Despite the pressure on phosphate prices, most markets west of the Suez are showing stability.

•	On June 30, 2017, there was a partial collapse of the dyke in Pond 3 in the plants of Rotem Amfert Israel, which is used for accumulation of phosphogypsum water that is created as a by-product of the production processes. The Company ceased immediately use of the active phosphogypsum ponds. On July 3, 2017, the Company returned to production at full capacity under a temporary approval to activate Pond 4 by the Ministry of Environmental Protection. The Company was instructed by the Ministry of Environmental Protection to submit a plan within the next few months relating to the future operation of the phosphogypsum water ponds. To the best of the Company’s knowledge, investigations have been commenced by the Ministry of Environmental Protection and the Israeli authorities.

The Company is taking action to explore solutions for, among other things, restoration of the ponds in the short- and long-term and to rectify any environmental harm caused, to the extent required. The Company’s actions are being carried out in full coordination and close cooperation with the Israeli environmental authorities, including the Ministry of Environmental Protection and the Nature and National Parks Authority. The Company is committed to environmental responsibility, and for years has worked closely with the Israeli’s environmental authorities to maintain the Negev’s natural reserves in the area of its facilities. For further information, including the applications for class action claims, see Note 6 to the Company’s condensed consolidated interim financial statements as at June 30, 2017.

C.	Specialty Fertilizers

•	The first half of 2017 was very strong in terms of quantities sold compared to the corresponding period, offsetting the negative impact of the exchange rates, the deflating prices effects and the ammonia shortage.

•	ICL Specialty Fertilizers’ second quarter sales were largely flat compared to the corresponding quarter in 2016, as higher sales volumes and profitability in the European and Asia Pacific regions, especially in the water soluble NPK (WSNPK) product line, were offset by competitive price pressures. The increase in profitability also derives from the implementation of cost reduction initiatives and the slightly higher market prices of the end customers’ crops.

•	During the second quarter, the business line was negatively impacted by the Israeli ammonia shortage, which led to lower sales and profitability of ammonia-based products in Israel and out of Israel (mainly in North America).

47 Israel Chemicals Limited Quarterly Report

Essential Minerals Segment information as at June 30, 2017 (Unaudited)

•	Higher demand in the ornamental horticulture markets, mainly in the European and Asia Pacific regions, drove an increase in sales and margins compared to the corresponding quarter in 2016, which was partially offset by a decrease in sales to North America, mainly in coated fertilizers.

•	A global increase in demand for MKP fertilizers was recorded during the second quarter compared to the corresponding quarter in 2016. However, market prices were still low, Increased interest and orders were recorded in the beginning of the third quarter.

•	In the Asia Pacific region, ICL Specialty Fertilizers’ sales in the first half of 2017 increased by over 30% compared to the corresponding period in 2016, primarily due to higher sales volumes of straights fertilizers (MAP) and coated fertilizers, partially compensating for the overall lower production of MAP as a result of the ammonia supply interruptions by Haifa Chemicals.

Results of Operations - Essential Minerals Segment

	4-6/2017	4-6/2016	1-6/2017	1-6/2016	2016
	$ millions	$ millions	$ millions	$ millions	$ millions
Potash & Magnesium	314	299	597	572	1,338
Sales to external customers	279	263	532	504	1,213
Sales to internal customers	35	36	65	68	125
Phosphate	264	319	556	618	1,163
Sales to external customers	220	262	467	511	966
Sales to internal customers	44	57	89	107	197
Specialty Fertilizers	190	189	382	377	661
Sales to external customers	188	184	374	364	632
Sales to internal customers	2	5	8	13	29
Setoffs	(32)	(42)	(65)	(79)	(126)
Total segment sales	736	765	1,470	1,488	3,036
Operating income	81	113	147	206	398

For additional details regarding potash – see ‘Potash – Stand-Alone Activities'.

48 Israel Chemicals Limited Quarterly Report

Essential Minerals Segment information as at June 30, 2017 (Unaudited)

Results of operations for the period April – June 2017

Sales analysis	Potash & Magnesium	Phosphate	Specialty Fertilizers	Setoff	Segment Total
	$ millions
Total sales Q2 2016	299	319	189	(42)	765
Quantity	20	(38)	7	7	(4)
Price	(3)	(11)	(4)	3	(15)
Exchange rate	(2)	(6)	(2)	-	(10)
Total sales Q2 2017	314	264	190	(32)	736

-	Quantity – the decrease derives mainly from a decline in phosphate fertilizers and phosphate rock quantities sold, which was partly offset by an increase in potash sales (mainly to Asia and South America) and an increase in the quantities of ICL Specialty Fertilizers products sold.

-	Price – the decrease derives mainly from a decline in phosphate fertilizers and phosphoric acid selling prices, lower prices of commodity fertilizers and a decline in potash and magnesium selling prices.

-	Exchange rate – the decrease derives mainly from the devaluation of the euro, the Chinese yuan and the pound against the dollar compared to the corresponding quarter last year.

Operating income analysis	$ millions
Total operating income Q2 2016	113
Quantity	2
Price	(15)
Exchange rate	(6)
Raw materials	2
Transportation	(1)
Other	(14)
Total operating income Q2 2017	81

-	Quantity – the increase in quantities of potash sold (mainly to Asia and South America) and the increase in quantities of ICL Specialty Fertilizers products, was offset by a decrease in phosphate fertilizers and phosphate rock quantities sold.

-	Price – the decrease derives mainly from a decline in phosphate fertilizers and phosphoric acid selling prices, lower prices of commodity fertilizers and a decline in potash and magnesium selling prices.

-	Exchange rate – the decrease derives mainly from the upward revaluation of the Israeli shekel against the dollar.

-	Other – the decrease derives mainly from insurance income received in the corresponding quarter in 2016 in respect of the fire in a fertilizer production facility in Israel. The decrease was partly offset by a provision recorded in the corresponding quarter last year resulting from extension of the employment agreement in ICL Dead Sea.

49 Israel Chemicals Limited Quarterly Report

Essential Minerals Segment information as at June 30, 2017 (Unaudited)

Results of operations for the period January – June 2017

Sales analysis	Potash & Magnesium	Phosphate	Specialty Fertilizers	Setoff	Segment Total
	$ millions
Total sales YTD 2016	572	618	377	(79)	1,488
Quantity	44	(3)	22	9	72
Price	(9)	(47)	(11)	6	(61)
Exchange rate	(10)	(12)	(6)	(1)	(29)
Total sales YTD 2017	597	556	382	(65)	1,470

-	Quantity – the increase derives mainly from an increase in potash sales (mainly to Asia, North and South America) and from an increase in the quantities of specialty agriculture products sold to Asia and Europe.

-	Price – the decrease derives mainly from a decline in phosphate fertilizers and phosphoric acid selling prices, lower prices of commodity fertilizers and a decline in potash and magnesium selling prices.

-	Exchange rate – the decrease derives mainly from the devaluation of the euro, the Chinese yuan and the pound against the dollar compared to the corresponding period last year.

50 Israel Chemicals Limited Quarterly Report

Essential Minerals Segment information as at June 30, 2017 (Unaudited)

Operating income analysis	$ millions
Total operating income YTD 2016	206
Quantity	13
Price	(61)
Exchange rate	(9)
Raw materials	22
Transportation	(23)
Other	(1)
Total operating income YTD 2017	147

-	Quantity – the increase derives mainly from potash sales (mainly to Asia, North and South America) and an increase in the quantities of ICL Specialty Fertilizers products sold.

-	Price – the decrease derives mainly from a decline in phosphate fertilizers and phosphoric acid selling prices, lower prices of commodity fertilizers and a decline in potash and magnesium selling prices.

-	Exchange rate – the decrease derives mainly from the upward revaluation of the Israeli shekel against the dollar compared to the corresponding period last year.

-	Raw materials – the increase derives mainly from a decline in sulfur prices (used in the green phosphoric acid production) and a decline in commodity fertilizers prices (used for products of ICL Specialty Fertilizers).

-	Transportation – the decrease derives mainly from an increase in transportation prices and from the increase in quantities sold.

51 Israel Chemicals Limited Quarterly Report

Phosphate – Production and Sales

Thousands of Tonnes	4-6/2017	4-6/2016	1-6/2017	1-6/2016	2016
Phosphate rock
Production of rock	1,284	1,553	2,683	2,894	5,744
Sales *	83	195	242	558	1,032
Phosphate rock used for internal purposes	1,088	1,116	2,184	1,867	4,099
Phosphate fertilizers
Production	479	586	1,049	1,158	2,725
Sales *	577	713	1,226	1,218	2,645

* To external customers.

Production and Sales

4-6/2017

-	Sales of phosphate rock – the quantity of phosphate rock sold in the second quarter of 2017 was 112 thousand tonnes lower than in the corresponding quarter last year, due to low global demand and challenging prices environment.

-	Production of phosphate rock – in the second quarter of 2017, production of phosphate rock was lower by 269 thousand tonnes than in the corresponding quarter last year, mainly due to production optimization process in YPH and adjusting production volumes to the business environment, at ICL Rotem.

-	Sales of phosphate fertilizers – the quantity of phosphate fertilizers sold in the second quarter of 2017 was 136 thousand tonnes lower than in the corresponding quarter last year, mainly due to a decrease in sales to Asia and South America.

-	Production of phosphate fertilizers – in the second quarter of 2017, production of phosphate fertilizers was lower by 107 thousand tonnes than in the corresponding quarter last year, mainly due to decreased production in YPH, as a result of implementation of efficiency measures and acceleration of the shift to specialty products.

1-6/2017

-	Sales of phosphate rock – the quantity of phosphate rock sold in the six months ended on June 30, 2017 was 316 thousand tonnes lower than in the corresponding period last year, due to low global demand and challenging prices environment.

-	Production of phosphate rock – in the six months ended on June 30, 2017, production of phosphate rock was lower by 211 thousand tonnes than in the corresponding period last year, mainly due to production optimization process in YPH and adjusting production volumes to the business environment, at ICL Rotem.

-	Sales of phosphate fertilizers – the quantity of phosphate fertilizers sold in the six months ended on June 30, 2017 was 8 thousand tonnes higher than in the corresponding period last year.

-	Production of phosphate fertilizers – in the six months ended on June 30, 2017, production of phosphate fertilizers was lower by 109 thousand tonnes than in the corresponding period last year, mainly due to decreased production in YPH, as a result of implementation of efficiency measures and acceleration of the shift to specialty products.

52 Israel Chemicals Limited Quarterly Report

Essential Minerals Segment information as at June 30, 2017 (Unaudited)

Potash – Stand-Alone Activities

Key Figures – Additional Information

Millions of dollars	4-6/2017	4-6/2016	1-6/2017	1-6/2016	2016
Average potash selling price per tonne - FOB (in $)	216	221	216	225	211
Sales to external customers	261	242	492	463	1,134
Sales to internal customers *	41	43	78	83	151
Total Sales	302	285	570	546	1,285
Gross Profit	125	112	209	199	513
Operating income	65	65	106	116	291

* Sales to other business lines of ICL including the Magnesium business.

The potash stand-alone activities include, among others, polysulphate produced in a mine in the UK and salt produced in underground mines in UK and Spain.

Results of operations for the period April – June 2017

Sales analysis	$ millions
Total sales Q2 2016	285
Quantity	20
Price	(1)
Exchange rate	(2)
Total sales Q2 2017	302

53 Israel Chemicals Limited Quarterly Report

Essential Minerals Segment information as at June 30, 2017 (Unaudited)

Operating income	$ millions
Total operating income Q2 2016	65
Quantity	12
Price	(1)
Exchange rate	-
Raw materials	-
Transportation	(8)
Other	(3)
Total operating income Q2 2017	65

-	Quantity – the increase derives from potash sales mainly to Asia and South America.

-	Transportation – the decrease derives mainly from an increase in transportation prices and an increase in quantities of potash sold.

54 Israel Chemicals Limited Quarterly Report

Essential Minerals Segment information as at June 30, 2017 (Unaudited)

Results of operations for the period January – June 2017

Sales analysis	$ millions
Total sales YTD 2016	546
Quantity	39
Price	(6)
Exchange rate	(10)
Total sales YTD 2017	569

Operating income analysis	$ millions
Total operating income YTD 2016	116
Quantity	18
Price	(6)
Exchange rate	1
Raw materials	-
Transportation	(22)
Other	(1)
Total operating income YTD 2017	106

-	Quantity – the increase derives from potash sales mainly to Asia, North and South America.

-	Price – the decrease derives from a decline in potash selling prices.

-	Transportation – the decrease derives mainly from an increase in transportation prices and an increase in quantities of potash sold.

55 Israel Chemicals Limited Quarterly Report

Essential Minerals Segment information as at June 30, 2017 (Unaudited)

Potash – Production and Sales

Thousands of Tonnes	4-6/2017	4-6/2016	1-6/2017	1-6/2016	2016
Production	1,232	1,363	2,289	2,711	5,279
Sales to external customers	1,051	1,010	1,993	1,893	4,818
Sales to internal customers	80	114	152	148	347
Total sales (including internal sales)	1,131	1,124	2,145	2,041	5,165
Closing inventory	810	1,222	810	1,222	666

Production and Sales

4-6/2017

-	Sales to external customers – the quantity of potash sold to external customers in the second quarter of 2017, was 41 thousand tonnes higher than in the corresponding quarter last year, mainly due to an increase in sales to Asia and South America.

-	Production – production of potash in the second quarter of 2017 was 131 thousand tonnes lower than in the corresponding quarter last year, due to a decrease in the production of ICL UK as a result of the transition from extracting and producing potash to producing polysulphate.

1-6/2017

-	Sales to external customers – the quantity of potash sold to external customers in the six months ended on June 30, 2017, was 100 thousand tonnes higher than in the corresponding period last year, mainly due to an increase in sales to Asia, North and South America.

-	Production – production of potash in the six months ended on June 30, 2017 was 422 thousand tonnes lower than in the corresponding period last year, due to a decrease in the production of ICL UK as a result of an operational breakdown in the mine tailings channel during the first quarter and transition from extracting and producing potash to producing polysulphate.

56 Israel Chemicals Limited Quarterly Report

Essential Minerals Segment information as at June 30, 2017 (Unaudited)

Liquidity and Capital Resources

Source and uses of cash

Set forth below are the highlights of the changes in the cash flows in the second quarter of 2017, compared with the corresponding quarter last year:

Net cash provided by operating activities:

In the second quarter of 2017, the cash flows provided by operating activities decreased by $39 million compared with the corresponding quarter last year. This decrease derives mainly from a decline in the net income and a decline in the working capital in the corresponding quarter last year, due to an increase in phosphate sales in China, which was accompanied by a decrease in inventories.

Net cash used in investing activities:

In the second quarter of 2017, the cash flows used in investing activities decreased compared with the corresponding quarter last year, by $13 million. This decrease derives mainly from a decrease in the cash flows used for investments in property, plant and equipment, and other assets, in the amount of $41 million. The decrease was mostly offset by an increase in deposits.

Net cash used in financing activities:

In the second quarter of 2017, there was an increase of $10 million in the cash flows used in financing activities compared with the corresponding quarter last year. This increase derives mainly from repayment of long-term loans net of long-term loans received, in the amount of $125 million, compared with receipt of net long-term loans, in the amount of $141 million, in the corresponding quarter last year. The increase was partly offset due to a receipt of short-term credit from banks and others, net, in the amount of $152 million, compared with repayment of short-term credit from banks and others, net, in the amount of $91 million, in the corresponding quarter last year.

Debt Movement

As at June 30, 2017, the net financial liabilities of ICL amounted to $3,300 million, an increase of $32 million compared with the balance at the end of 2016. The increase of the net financial liabilities derives mostly from dividend payments in the amount of $149 million and from the exchange rate impact, which were partially offset by the operating cash flow generated during the first six months of 2017.

The total amount of the securitization framework and credit facility deriving therefrom amounts to $405 million. As at June 30, 2017, ICL had used $311 million of the securitization facility.

ICL also has long-term credit facilities of $2,026 million and €100 million, of which $1,335 million was unutilized as at June 30, 2017.

As the date of the report, the Company is in compliance with the financial covenants stipulated in its financing agreements.

57 Israel Chemicals Limited Quarterly Report

Critical Accounting Estimates

There were no material changes in our critical accounting estimates during the six-month period ended June 30, 2017.

Risk Factors

In the six-month period ended June 30, 2017, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2016.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2016.

Legal Proceedings

Derivative Actions

Pursuant to the resolution of ICL's Board dated December 15, 2016, the Company appointed a special independent external committee (the “Special Committee”) to examine all aspects arising from the application for certification of a derivative action regarding the annual bonuses paid to office holders for the years 2014-2015 (the “Certification Application”).   The Hon. Judge (ret.) Oded Mudrick was appointed to head the Special Committee and the Special Committees’ other members are: Prof. Sharon Hannes and Prof. Haim Assayag, CPA. For purposes of its operations, the Special Committee appointed a legal advisor to accompany its work – Dr. Asaf Eckstein.

On April 18, 2017 the Special Committee submitted its report to the Board of Directors, wherein it determined, among other things, that in its opinion the adjustments to the net profit as approved by the Company’s Compensation Committee for the years 2014 and 2015 were duly made and in accordance with the Company’s compensation policy. Therefore, the Company does not have a cause of action against the directors who approved the bonus adjustments for the years 2014 and 2015, or against the officers who received the bonuses due to the said adjustments. In light of the foregoing, it would be improper for the Company to demand any restitution or reparation due to the events specified in the Certification Application filed by the Applicant. Accordingly, the Committee recommended that the Company oppose the Application filed with the Court by the Applicant.

On April 26, 2017, the Company’s Board resolved to fully adopt the Special Committee's report and the recommendation therein to deny the Applicant’s demand in the Certification Application and to instruct the Company to file an objection to the Certification Application.

58 Israel Chemicals Limited Quarterly Report

On May 11, 2017, the Applicant applied to Court, arguing that the Company is not permitted to attach the Special Committee's report to its response. On June 6, 2017, the Company and the remaining respondents submitted its response to the Certification Application. For cautionary purposes the Special Committee's report was not attached to the Company’s response,; however as part of the Company’s response the Court was requested to allow submission of the Special Committee's report.

In accordance with the Court’s decision, the date for submission of the Applicant’s reply to the responses of the Company and the other respondents to the Certification Application was set as September 24, 2017.

Investment treaty claim against Ethiopia

Further to Note 13 of the 2016 annual financial statements, and according to the announcement issued by the Company on May 10, 2017, ICL Europe Coöperatief U.A. (“ICL Europe”), a subsidiary of the Company, filed a claim under the Bilateral Investment Treaty (BIT) against the Federal Democratic Republic of Ethiopia (“Ethiopia”) in relation to State violations of the Agreement on Encouragement and Reciprocal Protection of Investments between the Ethiopia and the Netherlands. The violations relate to, inter alia, the State's imposition of an illegal tax assessment against, and its failure to provide infrastructure support to, Allana Potash Afar Plc, a second-tier subsidiary of ICL Europe. ICL Europe filed the claim under the Arbitration Rules of the United Nations Commission on International Trade Law (UNCITRAL), and requested the Permanent Court of Arbitration at The Hague to administer the arbitration proceedings. On June 12, 2017, Ethiopia filed its response to the notice of arbitration. As at the date of the report, the Company has a full tax provision in respect of the said tax assessment.

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company’s condensed consolidated interim financial statements as at June 30, 2017.

Additional Information

Enhancement of resources availability for growth initiatives and/or debt leverage reduction

On June 22, 2017, the Company announced that as part of its plan for generating available sources for financing additional investments, as well as to reduce its current leverage level, it is exploring, among other things, various opportunities to divest subsidiaries and/or assets that have a low synergy profile with ICL’s mineral chain and/or portfolio, in the amount of about $500 million or more. In the framework of the said plan, the Company signed an agreement for sale of its holdings in IDE Technologies Ltd., constituting 50% of IDE’s share capital, in exchange for a consideration of about $178 million. For additional details regarding the sale transaction – see Note 6 to the Company’s condensed consolidated interim financial statements as at June 30, 2017.

59 Israel Chemicals Limited Quarterly Report

Negotiations for Purchase of Natural Gas

On July 16, 2017, the Company gave notice with respect to negotiations being carried on in connection with formulation of a non-binding memorandum of understanding with Energean Israel Limited (hereinafter – “Energean”), a holder of interests in the Karish and Tanin gas fields (hereinafter – the “Gas Field”), which after its signing (to the extent it is approved by all the competent authorities) will constitute the basis for negotiations that will be carried on between the parties, in contemplation of signing a detailed and binding agreement for supply of natural gas (if signed), under which the Company will purchase natural gas in the quantities and for the periods as will be agreed upon therein, for purposes of running the power plant in Sodom and the Company’s other facilities in Israel.

The highlights of the matters included in the memorandum of understanding are as follows: (A) the total quantity of gas the Company is anticipated to purchase from Energean is about 13 BCM with respect to the entire expected supply period (hereinafter – “the Total Contractual Quantity”); (B) the supply period will commence on the date on which Energean commences operation of the Gas Field, and is expected to end on the earlier of the date on which the Total Contractual Quantity is consumed or after the passage of 15 years from the commencement date of supply of the natural gas to the Company; (C) a “take or pay” payment mechanism for a minimum annual quantity of natural gas in the amount and according to the mechanism that will be determined; and (D) the price of the natural gas will be linked to the electricity generation component and will include a minimum price.

The negotiations with Energean were conducted jointly by the Company, Oil Refineries Ltd. (a public company controlled by Israel Corporation Ltd., the Company’s controlling shareholder, which is controlled (directly and indirectly) by Mr. Idan Ofer) and OPC Rotem Ltd. (a private company that is controlled indirectly by one of the Company’s controlling shareholders) (hereinafter – “the Purchasers”). The Company’s signing of the memorandum of understanding will require approval by the Company’s authorized organs and is also subject to the signing by each of the other two Purchasers of separate memorandums of understanding with Energean. To the best of the Company’s knowledge, memorandums of understanding have not yet been signed between any of the Purchasers and Energean. If and to the extent signed, only a non-binding memorandum of understanding is involved, and signing of an agreement for supply of the gas and the actual supply of the gas in accordance therewith are subject to, among other things, completion of the negotiations, signing a binding agreement, and meeting various milestones and preconditions, including arrangement and supply of natural gas to the Company in a case where the Gas Field is ultimately not developed. A binding agreement, if and to the extent signed, will require proper approval by the Company’s authorized organs.

60 Israel Chemicals Limited Quarterly Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: August 3, 2017